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MATTHEW K KERFOOT matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

December 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Preliminary Proxy Statements on Schedule 14A

Equinox Frontier Funds

Equinox Frontier Diversified Fund

Equinox Frontier Long/Short Commodity Fund

Equinox Frontier Masters Fund

Equinox Frontier Balanced Fund

Equinox Frontier Select Fund

Equinox Frontier Winton Fund

Equinox Frontier Heritage Fund

Ladies and Gentlemen:

Equinox Frontier Funds, a Delaware statutory trust, is comprised of seven series, each of which is listed above. Each series of Equinox Frontier Funds has today filed a preliminary proxy statement on Schedule 14A soliciting consent of its respective unitholders to approve a substitution of the managing owner of Equinox Frontier Funds. If you have any questions, please feel free to contact the undersigned by telephone at 212.641.5694 (or by e-mail at matthew.kerfoot@dechert.com) or Stephen Leitzell at 215.994.2621 (or by e-mail at stephen.leitzell@dechert.com). Thank you for your cooperation and attention to this matter

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot